Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

April 30, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Notes®	April 23, 2015	ARN-32
Digital Buffered Notes due October 31, 2018	April 28, 2015	K499/A
Digital Plus Buffered Notes due April 30, 2021	April 28, 2015	K500
Buffered Accelerated Return Equity Securities due July 2, 2019	April 27, 2015	K514
Autocallable Market-Linked Step Up Notes	April 23, 2015	SUN-62
Autocallable Market-Linked Step Up Notes	April 23, 2015	SUN-63
Autocallable Market-Linked Step Up Notes	April 23, 2015	SUN-64
Autocallable Market-Linked Step Up Notes	April 23, 2015	SUN-65
Absolute Return Barrier Securities due May 2, 2019	April 27, 2015	T510
Digital Plus Barrier Notes due May 3, 2019	April 27, 2015	T511
Autocallable Securities due April 28, 2017	April 27, 2015	T512

2.00% per annum Coupon Digital Barrier Notes due April 30, 2020	April 27, 2015	T516
8.00% 10 Year Callable Daily Range Accrual Securities due April 30, 2025	April 27, 2015	U1214
5.65% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2025	April 27, 2015	U1217
Step-Up Contingent Coupon Callable Yield Notes due April 30, 2025	April 27, 2015	U1218
6.50% per annum Contingent Coupon Callable Yield Notes due April 30, 2025	April 27, 2015	U1219
Trigger Phoenix Autocallable Optimization Securities	April 28, 2015	U1227AB
10.00% per annum Contingent Coupon Callable Yield Notes due April 28, 2017	April 27, 2015	U1230
7.00% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2018	April 28, 2015	U1233